August 18, 2008

Chris White, Branch Chief Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	The Desk Of Scott Masse Dynamic Natural Resources Chief Executive Officer 78 South Street Suite 202 Wrentham, Ma 02093 508463 6290 fax 508 384 3390

Dear Mr. White:

Thank you for your comment letter dated July 18, 2008. The following are Dynamic Natural Resources, Inc’s. (the “company”, “we”, or “our”) responses to your comments.

  Internal Control Over Financial Reporting

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may fine that following documents helpful:

  The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf ;

  The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Finacial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

  The “Sarbanes-Oxley Section 404-A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts it conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

Management did perform its assessment of internal control over financial reporting as of December 31, 2007. A copy of that report dated March 30, 2008 is enclosed and the Company’s Form 10-KSB for the year ended December 31, 2007 is being amended as appropriate to include the proper disclosures.

2. Form Type.

We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/sec/smrepcosysguid.pdf. If you have any questions about these changes, please feel free to contact the SEC’s Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

Response:

We concur with you comment regarding the Form type. Our most recent quarterly report for the period ended June 30, 2008 was filed just before we received your comment letter. We are correcting this and resubmitting as a Form 10-Q. In this filing we are also restating Item 3. Controls and Procedures and Exhibit 31.1 and 31.2 to further report on Management’s evaluation of internal controls over financial reporting. Further, we reviewed our filing requirements under 10-Q and determined that we had met all the requirements in our filing at March 31, 2008; therefore, in accordance with your comments we do not believe we need to amend that filing.

We also provide the following acknowledgement of our understanding that:

  The company is responsible for the adequacy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Scott R. Masse

Chief Executive Officer